
07007619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP ELECTRONIC BROKING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry 212-341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP ELECTRONIC BROKING LLC, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2007

ICAP Electronic Broking LLC
Index
March 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 23, 2007

ICAP Electronic Broking LLC
Statement of Financial Condition
March 31, 2007

(dollars in thousands)

Assets		
Cash and cash equivalents	$	38,531
Securities segregated under federal regulations		1,976
Securities owned, at estimated fair value		6,864
Commission receivable, net of allowance for doubtful accounts of $22		14,138
Receivable from brokers, dealers and clearing organizations		1,488
Receivable from affiliates		21,876
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $11,248		845
Software developed for internal use, at cost, net of accumulated amortization of $35,983		14,740
Prepaid expenses and other assets		3,072
	$	103,530
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	15,186
Payable to broker-dealers and clearing organization		2,254
Payable to affiliates		22
		17,462
Commitments and contingent liabilities (Note 7)		
Member's equity		86,068
	$	103,530

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates an electronic inter-dealer trading system for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2007 include approximately $38,316 of short term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities owned are recorded at estimated fair value. Securities owned primarily consist of U.S Treasury obligations. Securities owned may be pledged as collateral and may be rehypothecated by the clearing broker.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $9,077, are not reflected in the Statement of Financial Condition. As of March 31, 2007, the Company has not pledged or re-pledged any assets.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of four years or the remaining license term, whichever is shorter.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity. The change in deferred assets or liabilities and the taxes currently receivable or payable are

(dollars in thousands)

calculated and recorded on the statement of financial condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Securities Segregated Under Federal Regulations

Securities of $1,976 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

4. Receivables from and Payable to Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at March 31, 2007 consist of the following:

	Receivable	Payable
Clearing fees	$ 827	$ 44
Other	661	2,210
	$ 1,488	$ 2,254

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at March 31, 2007 consist of the following:

Leasehold improvements	$ 2,225
Computer equipment	5,271
Trading network hardware	3,928
Furniture and fixtures	499
Office equipment	170
	12,093
Less: Accumulated depreciation and amortization	(11,248)
	$ 845

6. Software Developed for Internal Use

The Company has adopted Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter.

(dollars in thousands)

Software developed for internal use, beginning of year	$	50,723
Add: Additions		-
Less: Accumulated amortization		(35,983)
	$	14,740

7. Commitments and Contingent Liabilities

Leases
The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2008	$ 572	$ 467	$ 1,039
2009	596	170	766
2010	596	-	596
2011	596	-	596
2012	596	-	596
Thereafter	249	-	249
	$ 3,205	$ 637	$ 3,842

Certain leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided irrevocable letters of credit totaling approximately $511, which are fully collateralized by U.S. Treasury obligations, as security for its office lease.

Other
In June 2003, the Company was named in connection with an alleged infringement of patent number 6,560,580 ("'580 Patent") in the United States of America. The Company rejected the claim.

The jury trial commenced on February 7, 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the Company to be the sum of $101,700 as of September 30, 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Company. The Court also dismissed all of the claims challenging use of the "OM Click Exchange System for ICAP Electronic Broking LLC."

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of the "Garban GTN", and on the Company's counterclaim for judgment declaring that the Garban GTN did not infringe the '580 Patent. On February 22, 2005, the jury found that the application for the '580 Patent "failed to provide an adequate written description" in certain of the '580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claims of the '580 Patent, but that the claimed infringement had not been "willful."

(dollars in thousands)

On February 22, 2006, the Court ruled on the Company's application pertaining to claimants' asserted inequitable conduct in the prosecution of the '580 Patent. The Court ruled in favor of the Company and declared that the '580 Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on April 3, 2006. On April 27, 2006 the claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's ruling.

In March 2007, the US Court of Appeals for the Federal Circuit denied claimant's appeal. Claimants have filed an application asking that the US Court of Appeals to reconsider its decision. The application is pending.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Company, but based on current available information and after consultation with the Company's lawyers, management continues to expect a successful outcome for the Company.

The Company is also involved in other litigation arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material effect on the Company's financial condition.

8. Related Party Transactions

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level. At March 31, 2007, $54 relating to this membership is receivable from USA and included in receivable from broker-dealers and clearing organization.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. At March 31, 2007, $1,198 is receivable from an affiliate under this agreement and included in receivable from affiliates.

Receivable from affiliate includes $195 due from ICAP Electronic Broking, Ltd. for certain expenses incurred and revenues collected on the Company's behalf.

The Company has receivable from an affiliate, Intercapital plc of $20,483 relating to market data distribution revenue.

Amounts receivable from and payable to affiliate are non-interest bearing and due on demand.

(dollars in thousands)

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2007, the Company had net capital of $36,776, which was $35,625 in excess of its required net capital of $1,151. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.

The Company is also subject to SEC Rule 15c3-3. At March 31, 2007, the Company had no deposit requirement with respect to customers. The Company has customer assets on deposit as collateral for trade settlement with a market value of approximately $2,049, which are not recorded on the Company's Statement of Financial Condition (Note 2).

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2007, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $3,746, which are not recorded on the Company's Statement of Financial Condition (Note 2).

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company clears all of its transactions with FICC through an affiliated clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. In addition, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2007, the Company has not recorded a liability. The clearing brokers' right to charge applies to all trades executed through the clearing broker and has no maximum amount, and as such the Company believes that there is no maximum amount assignable to this right.

The contractual amount of purchase and sale transactions at March 31, 2007 was approximately $118,198,404 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Member of
ICAP Electronic Broking LLC

In planning and performing our audit of the financial statements of ICAP Electronic Broking LLC (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 23, 2007

END